April 9, 2025

VIA EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Anne McConnell
Jennifer Thompson

RE:    WK Kellogg Co
Form 10-K for the Fiscal Year Ended December 28, 2024
Filed February 25, 2025
File No. 001–41755

Dear Ms. McConnell and Ms. Thompson:

We are writing in response to your letter dated March 27, 2025, setting forth comments of the U.S. Securities and Exchange Commission (the “Staff”) on WK Kellogg Co’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 28, 2024 (the “Form 10-K”). This letter sets forth the responses of the Company to the comments contained in your letter relating to the above-mentioned filing. The comments of the Staff are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

Form 10-K for the Fiscal Year Ended December 28, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 39

1.We note your non-GAAP adjustment for business portfolio realignment and restructuring costs. Based on disclosures on page 68, we note this adjustment includes accelerated depreciation expense of approximately $21 million in the current fiscal year and that additional material accelerated depreciation expenses are anticipated. Tell us the nature and estimated remaining useful lives of the assets for which you recorded accelerated depreciation expense and the extent to which these assets have been and will continue to be used in your operations. Please be advised that excluding accelerated depreciation expense related to assets that are in use and will continue to be used, even if over reduced useful lives, may not be appropriate or comply with Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures since the assets continue to contribute to revenue generation through the end of their reduced useful lives. Please revise future filings to remove amounts related to accelerated depreciation expense from your non-GAAP adjustments or explain why you believe this adjustment is appropriate. This comment is also applicable to your exclusion of accelerated depreciation expense in non-GAAP financial measures presented in your Earnings Releases filed under Form 8-K.

Response

We have considered the Staff’s comment with respect to the adjustment for accelerated depreciation expense and note this represents incremental, non-recurring depreciation recorded during the period for certain supply chain assets, including the building, machinery and equipment at our Omaha, Nebraska manufacturing facility, which will cease to be used in our manufacturing production by the end of 2026 in connection with the planned closure of that facility as part of our supply chain modernization restructuring. Accordingly, the useful lives for these depreciable assets were adjusted to this targeted closure date. The Company does not believe the exclusion of this incremental accelerated depreciation represents the substitution of individually tailored
WK Kellogg Co
One Kellogg Square, North Tower
Battle Creek, MI 49017-9805

accounting measurements for those of GAAP as contemplated by Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. The adjustments do not change the recognition of amounts under GAAP, but rather are aimed at supplementing the Company’s GAAP financial measures by providing an additional comparison of the Company’s underlying on-going operations, excluding restructuring impacts.

Consolidated Financial Statements
Note 15 - Segment Reporting, page 82

1.Please more fully explain to us how you believe you have complied with the requirements to disclose significant expenses and other segment items required by ASC 280-10-50-26A and 26B or explain how you intend to revise your disclosures in future filings to comply with this guidance. If you have no significant expense categories, please tell us where and how you explain the nature of the expense information the CODM uses to manage operations as required by ASC 280-10-50- 26C or explain how you intend to revise your disclosures in future filings to comply with this guidance.

Response

The Company respectfully advises the Staff that the CODM receives and reviews a monthly reporting package that encompasses consolidated financial information. As the Company manages its operations through only one operating and reportable segment, consolidated single-segment financial information provided to the CODM is the same financial information reported on the Consolidated Balance Sheets and Consolidated Statements of Income (Loss) in the Company’s Annual Report on Form 10-K. No further breakdown or disaggregation of information is regularly provided to the CODM for review or use in decision-making.

In future filings we will explicitly disclose that significant segment expenses are consistent with those included within the Consolidated Statements of Income (Loss).

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions relating to this letter, please contact the undersigned.

Sincerely,

/s/ David McKinstray
Chief Financial Officer
WK Kellogg Co
One Kellogg Square, North Tower
Battle Creek, MI 49017-9805